FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2005

Commission File No.: 0-30308

SOUTHWESTERN RESOURCES CORP.

Suite #1650, 701 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1C6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       Form 40-F  X

Please note that pursuant to Rule 12g3-2(d)(l), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No ___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWESTERN RESOURCES CORP.

“Thomas W. Beattie”

By:

Thomas W. Beattie

Vice President, Corporate Affairs

Date:

August 5, 2005

FORM:1	Company Name:	SOUTHWESTERN RESOURCES CORP.	Stock Symbol:	SWG-T

Issued and Outstanding Share Summary	# of Shares	Balance
Issued and Outstanding – Opening Balance*	43,006,174
ADD:	Stock Options Exercised	50,000
Share Purchase Plan
Dividend Reinvestment Plan
Exercise Warrants
Private Placement	57,848
Conversion
Other Issuance (provide description):
SUBTRACT:	Issuer Bid Purchase (see attachment)
Redemption
Other Cancellation (provide description)
Closing Issued and Outstanding Share Balance*	43,114,022

NOTE: If any of the Company’s securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as “internally-held securities”), such internally-held securities must not be counted as “issued and outstanding.”

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

Reserved for Share Compensation Arrangements
A.	Share Purchase Plans and / or Agreement(s)	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Share Purchase Plan / Agreement
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued from Treasury (SUBTRACT)
Closing Reserve for Share Purchase Plan

B.	Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Dividend Reinvestment Plan
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued (SUBTRACT)
Closing Reserve for Dividend Reinvestment Plan

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
C.	Stock Option Plan and / or Agreement
	NAME OF PROGRAM:	Post-Plan
	Stock Options Outstanding — Opening Balance				3,710,000
Options Granted: (ADD)
	Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted

SUBTOTAL

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled “Shares Reserved” below

Date or Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
July 6, 2005	Michael Baybak	July 18, 2000	$2.125	50,000

			SUBTOTAL	50,000

Share Appreciation Rights or Market Growth Feature (“SAR”) in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)

SUBTOTAL

*Shares may, or may not be issued however “Shares Reserved” (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
July 31, 2005	Lennin Soria	June 1, 2005	May 31, 2010	$9.34	1,000
July 31, 2005	Roger Arce	June 1, 2005	May 31, 2010	$9.34	1,000
July 31, 2005	Christina Wardell	Nov. 9, 2004	Nov. 8, 2009	$13.60	4,000
				SUBTOTAL	6,000

	Stock Option Outstanding – Post Plan — Closing Balance		3,654,000
	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
D.	Shares Reserved (for Stock Option Plan)
	NAME OF PROGRAM:	Stock Option Plan	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period			2,902,000
	Additional shares Listed Pursuant to the Plan (ADD)			86,000
	Stock Options Exercised (SUBTRACT)
	Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period			3,288,000*
	* Does Not Include The 300,000 Options Issued To Mr. Jauristo As An Inducement.
	RESERVED BUT NOT YET GRANTED (AS PER COMPANY)
D.	Shares Reserved (for Stock Option Plan)
	NAME OF PROGRAM:	Stock Option Plan	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period			52,500
	Additional shares Listed Pursuant to the Plan (ADD)			1,399,617
	Stock Options Granted (SUBTRACT)			(562,000)
	Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period			890,117*

* Does Not Include The 300,000 Options Issued To Mr. Jauristo As An Inducement.

All information reported in this Form is for the month of July 2005

Filed on behalf of the Company by: (please enter name and direct phone or email)
NAME	Susy Horna
PHONE / EMAIL	(604) 669 2525 - susyh@swgold.com
DATE	August 4, 2005

DRILLING CONTINUES TO EXPAND BOKA 1 GOLD ZONE

BOKA GOLD PROJECT, YUNNAN PROVINCE, CHINA

July 6, 2005

Vancouver, BC - Southwestern Resources Corp. (SWG – TSX) is pleased to report that assay results have been received for a further 13 diamond drill holes from the Boka 1 Gold Zone.  The Company has a 90% interest in the Boka Gold Project located in northern Yunnan Province, China and comprised of 163 square kilometres of exploration permits and mining permits.

The latest drill results continue to define strong gold mineralization within the Boka 1 North and Boka 1 South gold zones.  Highlights of the latest drill results include an intersection of 5.8 grams per tonne gold over a 63.15 metre intersection in hole B05-80.

Gold mineralization is associated with quartz carbonate and sulphide stockworks/veins in black carbonaceous shales, sandstone, and gabbro in shallow east dipping shear zones.  The mineralization is stratiform in nature and remains open in all directions although the lack of any significant mineralization in holes B05-95 and B05-96 suggest a change in trend of mineralization from northwest to north.

There are presently nine diamond drill rigs operating at Boka 1 with the main objective to drill the Boka 1 Gold Zone on 100 metre by 50 metre centres.

Drill holes B05-91, B05-93, B05-94, B05-97 to B05-105 and B05-111 have been completed and assay results for these holes will be released when received.

Details of the latest drill results are listed in the following table.  For drill hole locations and data please visit our website at www.swgold.com.

	Intersection			ASSAY
Hole No.	From (metres)	To (metres)	Interval (metres)(1)	Grams per tonne gold
B05-79	164.50	186.20	21.70	1.6
	246.50	267.50	21.00	2.7
including	248.60	256.20	7.60	5.1
	285.20	302.30	17.10	2.1
	313.45	318.00	4.55	1.9

B05-80	234.75	297.90	63.15	5.8
including	236.67	248.20	11.53	10.9
including	264.20	280.00	15.80	11.4

B05-82	235.00	243.00	8.00	7.4

…more

	Intersection			Assay
Hole No.	From (metres)	To (metres)	Interval (metres)(1)	Grams per tonne gold
B05-83	240.80	283.70	42.90	3.4
including	246.95	255.85	8.90	7.7
	403.00	407.00	4.00	2.8

B05-84	132.00	171.40	39.40	5.0
including	132.00	142.50	10.50	13.1
	186.50	188.40	1.90	2.7

B05-85	407.30	421.30	14.00	1.1

B05-86	no significant intersections

B05-87	214.00	236.00	22.00	2.3
including	214.00	220.00	6.00	4.6

B05-88	282.15	299.40	17.25	2.2

B05-89	240.60	242.60	2.00	1.1

B05-90	abandoned before reaching target

B05-92	211.10	219.30	8.20	1.8
	317.80	342.30	24.50	3.6
including	323.80	331.60	7.80	7.6
	385.90	389.30	3.40	2.7

B05-95	no significant intersections

B05-96	no significant intersections

(1) Represents core interval.

Quality Control

Southwestern has implemented a quality control program to ensure best practice in lithogeochemical sampling and analysis of soil, rock chips, trench, tunnel and drill core samples.

All drill core samples (approximately two metres one-half core composites) are shipped directly in security sealed bags to the SGS-China Laboratories preparation facility in Kunming.  The entire composite is prepped to –10 mesh and a 500 gram split is sent to the SGS-CSTC Standards Technical Services Ltd. facility in Tianjan for conventional fire assay rising a 50 gram charge.  Other elements are analyzed using ICP methods at the SGS Canada Inc. facilities in Mississauga.

Exploration samples (rockchip, soil, trench, tunnel) are shipped directly in security sealed bags to the assay laboratory of the Northwest Non-Ferrous Geology Research Institute (ISO 9002) located in Xian, Shanxi Province, China and are digested in an aqua regia acid digestion and analyzed for gold and various other elements using atomic absorption.

The Company submits its own standards as a measure of the accuracy of the analysis.  Field duplicates and pulp duplicates are routinely analyzed for precision.  Routine assay checks from drill core are made at various North American laboratories.  Sample results are received in batches and not as assays for an entire drill hole.

The exploration program is being carried out by John Zhang, Project Manager for Southwestern in China.  John Paterson, President, Southwestern Resources Corp. and a member of AUSIMM is the qualified person as defined under National Instrument 43-101.

Southwestern Resources Corp. is exploring in several countries for precious and base metals.  The Company has a number of significant projects including the Boka Gold Project in China with Team 209, the Liam Gold-Silver Project in Peru with Newmont Peru Limited, and the Antay Porphyry Copper-Gold Project in Peru with Anglo American Exploration Peru S.A., as well as the 100% owned Accha Zinc Project in Peru.  The Company is also exploring for porphyry copper-gold in a large area of southwestern Yunnan Province, China under a Joint Venture with Newmont Overseas Exploration Limited.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Corporation's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

Timo Jauristo, VP, Corporate Development

John G. Paterson, President

Daniel G. Innes, VP, Exploration

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com

POSITIVE PRELIMINARY ASSESSMENT ON BOKA 1 GOLD ZONE

BOKA GOLD PROJECT, YUNNAN PROVINCE, CHINA

CONFERENCE CALL SCHEDULED

July 18, 2005

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) is pleased to announce that Hatch Limited (“Hatch”) has completed a preliminary assessment (the “Study”) on the Boka 1 Gold Zone located in Yunnan Province, China and concludes positively on the scope for developing a mining operation.  The Study, dated June 30, 2005 and which includes resource estimates, was prepared in accordance with the standards and definitions of National Instrument 43-101.  A copy of the report will be posted on the Company’s website at www.swgold.com and filed on SEDAR.

Management’s objectives for the Study were to develop realistic operating parameters in China and apply these operating parameters to assess mining at Boka.  The Study addresses a first pass assessment of the resource base at Boka 1 and Boka 7, and the scope of future production.  Boka 1 and Boka 7 are two of several targets that have been identified on the Boka Project (see attached map).  The Study adopted a conservative approach in estimating grade and tonnage.  High-grade gold values were cut to 31 grams per tonne and only 67 drill holes (to April 25, 2005) were used to estimate the resource base.  Mineralization is open in all directions at both Boka 1, where drilling continues, and Boka 7.  The Study considers the Boka Project to be one of the significant gold discoveries of recent years.

The Study concludes positively on the scope for developing a mining operation with a capacity to support production levels of 200,000 ounces of gold per annum.  It recommends that a pre-feasibility study commence immediately.  The pre-feasibility study will include further infill and expansion drilling to define the limits of the resources that have been outlined to date at Boka 1 and Boka 7, as well as drilling of the other targets on the Boka Project including Lower Boka 7, Boka 8, Boka 11 and the new targets discovered in the southern portion of the Project area.  As the resource base at Boka is further defined, management believes there is scope for potentially significant positive revision of the mining and processing rates described in the Study.

Mineral Resource Estimate, as of April 27, 2005 (0.5 g/t Au cut off, cut to 31 g/t Au)

Boka 1 North		(Uncut)
Indicated	4.8 Mt at 2.98 g/t Au = 0.46 Moz	(0.49 Moz)
Inferred	15.9 Mt at 2.75 g/t Au = 1.41 Moz	(1.45 Moz)
Boka 1 South
Indicated	5.7 Mt at 2.79 g/t Au = 0.51 Moz	(0.54 Moz)
Inferred	15.4 Mt at 2.75 g/t Au = 1.36 Moz	(1.65 Moz)
Boka 7
Inferred	14.5 Mt at 2.75 g/t Au = 1.28 Moz	(1.28 Moz)
Totals
Indicated	10.4 Mt at 2.88 g/t Au = 0.97 Moz	(1.03 Moz)
Inferred	45.8 Mt at 2.75 g/t Au = 4.05 Moz	(4.38 Moz)

Highlights of the Study

In-pit resources
Indicated	5.1 Mt at 2.93 g/t Au = 0.48 Moz
Inferred	18.1 Mt at 2.93 g/t Au = 1.71 Moz
Metallurgical Recovery	+90%
Mill Capacity	2.4 million tonnes per year
Overall Strip Ratio	6.7 to 1
Open Pit Mine Life	10 years

Gold Production	200,000 ounces per year
Operating Cost	US$12.11 per tonne of ore
Cash Cost	US$143 per ounce of gold
Capital Cost Estimate	US$139 to US$235 million

MINING

The Study envisages an open pit operation, and also highlights additional underground mining options for future consideration.  Within the resources outlined in the Study, Hatch selected a 2.4 million tonnes per annum mining rate to achieve a three grams per tonne gold head grade, with a strip ratio of 6.7 to 1.  Given the results of ongoing drilling, such as those released since April 27, 2005, management believes that additional resources will be added at Boka 1 and Boka 7, and will be incorporated into a revised mining plan in the pre-feasibility study.

Processing

Metallurgical test work on four 200 kilogram samples from Boka 1 showed that the ore is free milling with greater than 90% recoveries at a coarse grind.  A total of 22 composite core samples are presently being treated at SGS-Lakefield to provide further metallurgical data.  Initial gravity tests on high-grade sulphide ore showed that 45% of the gold could be recovered in a gravity circuit.

Run-of-Mine ore would first be crushed in a jaw-crusher then ground in a semi-autogenous grinding (SAG) mill followed by secondary grinding in ball mills.  According to the Study, the milled ore would then be put through a conventional carbon in leach (CIL) processing circuit.

Infrastructure – Site Layout

The Boka Project is easily accessible by paved highway and gravel road from the city of Kunming, capital of Yunnan Province.  The Provincial government is currently undertaking a major upgrading of roads in this area and by the end of 2006, modern paved highways will be completed from Kunming to a point approximately six kilometres east of the Boka Project area.

Site layout presently outlines three tailings facilities within uncultivated zero discharge basins.  The planned tailings facilities are located up to six kilometres from the plant site, and have the capacity to contain 175 million tonnes of material.  Two waste dump sites have been chosen within one to three kilometres from the mine site to create as little disturbance as possible within and around the town of Boka.  Hauling of waste and sub-grade material from pits at a lower elevation to dumps above and away from drainage will be accomplished by a series of overland conveyors.  The main power grid is located 1.5 kilometres east of the mine site.  This power grid has a capacity of 150,000 kva and is more than sufficient to support the modelled mining operation.

John Paterson, President of Southwestern states, “We are very pleased with the positive preliminary assessment of the gold resources defined to date at Boka, particularly the estimated low cash costs.  With further step-out drilling at Boka 1, systematic drilling at Boka 7 and testing of other targets we anticipate increasing the present resource base substantially.  We will commence a pre-feasibility study shortly, which will benefit from additional drilling.  Nine drill rigs are currently on site drilling at Boka 1, and will continue with infill and step-out drilling at Boka 1, and commence step-out drilling at Boka 7, and drill testing of other targets.  The Study also identified the potential to develop a high-grade underground mine in conjunction with an open pit mine.  As part of the pre-feasibility study, the Company will develop underground access to define these high-grade zones.”

The Hatch report was prepared and supervised by Callum Grant (P.Eng.) and Paul Hosford (P.Eng.), independent qualified persons as defined under National Instrument 43-101.  As required by that instrument, the scope of the Study is preliminary in nature, includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment in the Study will be realized.

Conference Call

John Paterson, President of Southwestern Resources, will host a conference call to discuss the results at 8:00 a.m. PST (11:00 a.m. EST) on July 19, 2005.  The conference call access details are:

Call in numbers: 1-416-695-9753, 1-877-888-4605 (toll-free)

The call will be webcast and can be accessed at Southwestern’s website at www.swgold.com.  Playback will be available until August 2, 2005 on 1-416-695-5275, 1-888-509-0081 (toll-free), and will also be available on the Company’s website.

Southwestern Resources Corp. is exploring in several countries for precious and base metals.  The Company has a number of significant projects including the Boka Gold Project in China with Team 209, the Liam Gold-Silver Project in Peru with Newmont Peru Limited, and the Antay Porphyry Copper-Gold Project in Peru with Anglo American Exploration Peru S.A., as well as the 100% owned Accha Zinc Project in Peru.  The Company is also exploring for porphyry copper-gold in a large area of southwestern Yunnan Province, China under a Joint Venture with Newmont Overseas Exploration Limited.

Forward Looking Statement

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Corporation's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

Timo Jauristo, VP, Corporate Development

John G. Paterson, President

Daniel G. Innes, VP, Exploration

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com

SOUTHWESTERN RESOURCES CLOSES

US$500,000 FINANCING WITH ANGLO AMERICAN

Not for distribution to U.S. news wire services or dissemination in the United States.

July 20, 2005

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) announced that it has completed a non-brokered private placement and received proceeds of US$500,000.

The sole placee, Anglo American Exploration BV (AABV), a subsidiary of Anglo American plc, purchased 57,848 common shares of Southwestern at Cdn$10.62, being the volume weighted average trading price of Southwestern common shares for the 10 trading days prior to the placement. AABV has a firm commitment to purchase an additional US$500,000 worth of Southwestern common shares within the next year and has also agreed to purchase up to a further US$4 million worth of Southwestern common shares over the next five years, subject to certain conditions and regulatory acceptance.

In a separate transaction, Minera del Suroeste S.A.C., a subsidiary of Southwestern, and Anglo American Exploration Peru S.A. (AAEP) are finalizing formal agreements granting AAEP the option to earn a 55% interest in Southwestern’s Antay Project, Peru by spending up to US$5 million in exploration over five years.  Once vested, AAEP will have the second option to earn an additional 15% interest in the Antay Project by producing, within the subsequent five years, a bankable feasibility study on any specific target identified during the first option period.

AAEP has a firm commitment to spend US$750,000 on exploration, including 3,000 metres of drilling, in the initial two years of the first option.  To maintain the first option during the last three years, AAEP must annually spend a minimum of US$750,000 in exploration expenditures.

Southwestern’s Antay Porphyry Copper Project is comprised of 50,000 hectares located within the northern extension of the Southern Peru-Porphyry Copper Belt, some 80 kilometres northwest of BHP Billion’s Tintaya porphyry copper deposits.  Three main areas (Sayta, Ccora and Sihuamago) of porphyry copper mineralization have been discovered by Southwestern at Antay within erosional windows and structurally uplifted areas in a laterally extensive cover of young post-mineralization volcanics.

Southwestern Resources Corp. is exploring in several countries for precious and base metals.  The Company has a number of significant projects including the Boka Gold Project in China with Team 209, the Liam Gold-Silver Project in Peru with Newmont Peru Limited, and the Antay Porphyry Copper-Gold Project in Peru with Anglo American Exploration Peru S.A., as well as the 100% owned Accha Zinc Project in Peru.  The Company is also exploring for porphyry copper-gold in a large area of southwestern Yunnan Province, China under a Joint Venture with Newmont Overseas Exploration Limited.

Forward Looking Statement

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

Timo Jauristo, VP, Corporate Development

John G. Paterson, President & CEO

Daniel G. Innes, VP, Exploration
Southwestern Resources Corp.
1650 - 701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-2525/Fax (604) 688-5175
Web site: www.swgold.com
e-mail: info@swgold.com

FORM 51-102F3

Material Change Report

ITEM 1.

REPORTING ISSUER

SOUTHWESTERN RESOURCES CORP. (the “Issuer”)

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

ITEM 2.

DATE OF MATERIAL CHANGE

July 6, 2005

ITEM 3.

PRESS RELEASE

Issued July 6, 2005 and distributed through the facilities of CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Issuer is pleased to report that assay results have been received for a further 13 diamond drill holes from the Boka 1 Gold Zone.  The Company has a 90% interest in the Boka Gold Project located in northern Yunnan Province, China and comprised of 163 square kilometres of exploration permits and mining permits.

The latest drill results continue to define strong gold mineralization within the Boka 1 North and Boka 1 South gold zones.  Highlights of the latest drill results include an intersection of 5.8 grams per tonne gold over a 63.15 metre intersection in hole B05-80.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

See attached News Release.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.  This report is not being filed on a confidential basis

ITEM 7.

OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.

EXECUTIVE OFFICER

Contact:

       Thomas W. Beattie, V.P., Corporate Development
Telephone:    (604) 669 2525

ITEM 9.

DATE OF REPORT

DATED at Vancouver, B.C., this 6th day of July 2005.

DRILLING CONTINUES TO EXPAND BOKA 1 GOLD ZONE

BOKA GOLD PROJECT, YUNNAN PROVINCE, CHINA

July 6, 2005

Vancouver, BC - Southwestern Resources Corp. (SWG – TSX) is pleased to report that assay results have been received for a further 13 diamond drill holes from the Boka 1 Gold Zone.  The Company has a 90% interest in the Boka Gold Project located in northern Yunnan Province, China and comprised of 163 square kilometres of exploration permits and mining permits.

The latest drill results continue to define strong gold mineralization within the Boka 1 North and Boka 1 South gold zones.  Highlights of the latest drill results include an intersection of 5.8 grams per tonne gold over a 63.15 metre intersection in hole B05-80.

Gold mineralization is associated with quartz carbonate and sulphide stockworks/veins in black carbonaceous shales, sandstone, and gabbro in shallow east dipping shear zones.  The mineralization is stratiform in nature and remains open in all directions although the lack of any significant mineralization in holes B05-95 and B05-96 suggest a change in trend of mineralization from northwest to north.

There are presently nine diamond drill rigs operating at Boka 1 with the main objective to drill the Boka 1 Gold Zone on 100 metre by 50 metre centres.

Drill holes B05-91, B05-93, B05-94, B05-97 to B05-105 and B05-111 have been completed and assay results for these holes will be released when received.

Details of the latest drill results are listed in the following table.  For drill hole locations and data please visit our website at www.swgold.com.

	Intersection			ASSAY
Hole No.	From (metres)	To (metres)	Interval (metres)(1)	Grams per tonne gold
B05-79	164.50	186.20	21.70	1.6
	246.50	267.50	21.00	2.7
including	248.60	256.20	7.60	5.1
	285.20	302.30	17.10	2.1
	313.45	318.00	4.55	1.9

B05-80	234.75	297.90	63.15	5.8
including	236.67	248.20	11.53	10.9
including	264.20	280.00	15.80	11.4

B05-82	235.00	243.00	8.00	7.4

…more

	Intersection			Assay
Hole No.	From (metres)	To (metres)	Interval (metres)(1)	Grams per tonne gold
B05-83	240.80	283.70	42.90	3.4
including	246.95	255.85	8.90	7.7
	403.00	407.00	4.00	2.8

B05-84	132.00	171.40	39.40	5.0
including	132.00	142.50	10.50	13.1
	186.50	188.40	1.90	2.7

B05-85	407.30	421.30	14.00	1.1

B05-86	no significant intersections

B05-87	214.00	236.00	22.00	2.3
including	214.00	220.00	6.00	4.6

B05-88	282.15	299.40	17.25	2.2

B05-89	240.60	242.60	2.00	1.1

B05-90	abandoned before reaching target

B05-92	211.10	219.30	8.20	1.8
	317.80	342.30	24.50	3.6
including	323.80	331.60	7.80	7.6
	385.90	389.30	3.40	2.7

B05-95	no significant intersections

B05-96	no significant intersections

(1) Represents core interval.

Quality Control

Southwestern has implemented a quality control program to ensure best practice in lithogeochemical sampling and analysis of soil, rock chips, trench, tunnel and drill core samples.

All drill core samples (approximately two metres one-half core composites) are shipped directly in security sealed bags to the SGS-China Laboratories preparation facility in Kunming.  The entire composite is prepped to –10 mesh and a 500 gram split is sent to the SGS-CSTC Standards Technical Services Ltd. facility in Tianjan for conventional fire assay rising a 50 gram charge.  Other elements are analyzed using ICP methods at the SGS Canada Inc. facilities in Mississauga.

Exploration samples (rockchip, soil, trench, tunnel) are shipped directly in security sealed bags to the assay laboratory of the Northwest Non-Ferrous Geology Research Institute (ISO 9002) located in Xian, Shanxi Province, China and are digested in an aqua regia acid digestion and analyzed for gold and various other elements using atomic absorption.

…more

The Company submits its own standards as a measure of the accuracy of the analysis.  Field duplicates and pulp duplicates are routinely analyzed for precision.  Routine assay checks from drill core are made at various North American laboratories.  Sample results are received in batches and not as assays for an entire drill hole.

The exploration program is being carried out by John Zhang, Project Manager for Southwestern in China.  John Paterson, President, Southwestern Resources Corp. and a member of AUSIMM is the qualified person as defined under National Instrument 43-101.

Southwestern Resources Corp. is exploring in several countries for precious and base metals.  The Company has a number of significant projects including the Boka Gold Project in China with Team 209, the Liam Gold-Silver Project in Peru with Newmont Peru Limited, and the Antay Porphyry Copper-Gold Project in Peru with Anglo American Exploration Peru S.A., as well as the 100% owned Accha Zinc Project in Peru.  The Company is also exploring for porphyry copper-gold in a large area of southwestern Yunnan Province, China under a Joint Venture with Newmont Overseas Exploration Limited.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Corporation's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

Timo Jauristo, VP, Corporate Development

John G. Paterson, President

Daniel G. Innes, VP, Exploration

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com

FORM 51-102F3

Material Change Report

ITEM 1.

REPORTING ISSUER

SOUTHWESTERN RESOURCES CORP. (the “Issuer”)

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

ITEM 2.

DATE OF MATERIAL CHANGE

July 18, 2005

ITEM 3.

PRESS RELEASE

Issued July 18, 2005 and distributed through the facilities of CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Issuer is pleased to announce that Hatch Limited (“Hatch”) has completed a preliminary assessment (the “Study”) on the Boka 1 Gold Zone located in Yunnan Province, China and concludes positively on the scope for developing a mining operation.  The Study, dated June 30, 2005 and which includes resource estimates, was prepared in accordance with the standards and definitions of National Instrument 43-101.  A copy of the report will be posted on the Company’s website at www.swgold.com and filed on SEDAR.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

See attached News Release.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.  This report is not being filed on a confidential basis

ITEM 7.

OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.

EXECUTIVE OFFICER

Contact:

           Thomas W. Beattie, V.P., Corporate Development
Telephone:       (604) 669 2525

ITEM 9.

DATE OF REPORT

DATED at Vancouver, B.C., this 18th day of July 2005.

POSITIVE PRELIMINARY ASSESSMENT ON BOKA 1 GOLD ZONE

BOKA GOLD PROJECT, YUNNAN PROVINCE, CHINA

CONFERENCE CALL SCHEDULED

July 18, 2005

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) is pleased to announce that Hatch Limited (“Hatch”) has completed a preliminary assessment (the “Study”) on the Boka 1 Gold Zone located in Yunnan Province, China and concludes positively on the scope for developing a mining operation.  The Study, dated June 30, 2005 and which includes resource estimates, was prepared in accordance with the standards and definitions of National Instrument 43-101.  A copy of the report will be posted on the Company’s website at www.swgold.com and filed on SEDAR.

Management’s objectives for the Study were to develop realistic operating parameters in China and apply these operating parameters to assess mining at Boka.  The Study addresses a first pass assessment of the resource base at Boka 1 and Boka 7, and the scope of future production.  Boka 1 and Boka 7 are two of several targets that have been identified on the Boka Project (see attached map).  The Study adopted a conservative approach in estimating grade and tonnage.  High-grade gold values were cut to 31 grams per tonne and only 67 drill holes (to April 25, 2005) were used to estimate the resource base.  Mineralization is open in all directions at both Boka 1, where drilling continues, and Boka 7.  The Study considers the Boka Project to be one of the significant gold discoveries of recent years.

The Study concludes positively on the scope for developing a mining operation with a capacity to support production levels of 200,000 ounces of gold per annum.  It recommends that a pre-feasibility study commence immediately.  The pre-feasibility study will include further infill and expansion drilling to define the limits of the resources that have been outlined to date at Boka 1 and Boka 7, as well as drilling of the other targets on the Boka Project including Lower Boka 7, Boka 8, Boka 11 and the new targets discovered in the southern portion of the Project area.  As the resource base at Boka is further defined, management believes there is scope for potentially significant positive revision of the mining and processing rates described in the Study.

Mineral Resource Estimate, as of April 27, 2005 (0.5 g/t Au cut off, cut to 31 g/t Au)

Boka 1 North		(Uncut)
Indicated	4.8 Mt at 2.98 g/t Au = 0.46 Moz	(0.49 Moz)
Inferred	15.9 Mt at 2.75 g/t Au = 1.41 Moz	(1.45 Moz)
Boka 1 South
Indicated	5.7 Mt at 2.79 g/t Au = 0.51 Moz	(0.54 Moz)
Inferred	15.4 Mt at 2.75 g/t Au = 1.36 Moz	(1.65 Moz)
Boka 7
Inferred	14.5 Mt at 2.75 g/t Au = 1.28 Moz	(1.28 Moz)
Totals
Indicated	10.4 Mt at 2.88 g/t Au = 0.97 Moz	(1.03 Moz)
Inferred	45.8 Mt at 2.75 g/t Au = 4.05 Moz	(4.38 Moz)

Highlights of the Study

In-pit resources
Indicated	5.1 Mt at 2.93 g/t Au = 0.48 Moz
Inferred	18.1 Mt at 2.93 g/t Au = 1.71 Moz
Metallurgical Recovery	+90%
Mill Capacity	2.4 million tonnes per year
Overall Strip Ratio	6.7 to 1
Open Pit Mine Life	10 years

Gold Production	200,000 ounces per year
Operating Cost	US$12.11 per tonne of ore
Cash Cost	US$143 per ounce of gold
Capital Cost Estimate	US$139 to US$235 million

MINING

The Study envisages an open pit operation, and also highlights additional underground mining options for future consideration.  Within the resources outlined in the Study, Hatch selected a 2.4 million tonnes per annum mining rate to achieve a three grams per tonne gold head grade, with a strip ratio of 6.7 to 1.  Given the results of ongoing drilling, such as those released since April 27, 2005, management believes that additional resources will be added at Boka 1 and Boka 7, and will be incorporated into a revised mining plan in the pre-feasibility study.

Processing

Metallurgical test work on four 200 kilogram samples from Boka 1 showed that the ore is free milling with greater than 90% recoveries at a coarse grind.  A total of 22 composite core samples are presently being treated at SGS-Lakefield to provide further metallurgical data.  Initial gravity tests on high-grade sulphide ore showed that 45% of the gold could be recovered in a gravity circuit.

Run-of-Mine ore would first be crushed in a jaw-crusher then ground in a semi-autogenous grinding (SAG) mill followed by secondary grinding in ball mills.  According to the Study, the milled ore would then be put through a conventional carbon in leach (CIL) processing circuit.

Infrastructure – Site Layout

The Boka Project is easily accessible by paved highway and gravel road from the city of Kunming, capital of Yunnan Province.  The Provincial government is currently undertaking a major upgrading of roads in this area and by the end of 2006, modern paved highways will be completed from Kunming to a point approximately six kilometres east of the Boka Project area.

Site layout presently outlines three tailings facilities within uncultivated zero discharge basins.  The planned tailings facilities are located up to six kilometres from the plant site, and have the capacity to contain 175 million tonnes of material.  Two waste dump sites have been chosen within one to three kilometres from the mine site to create as little disturbance as possible within and around the town of Boka.  Hauling of waste and sub-grade material from pits at a lower elevation to dumps above and away from drainage will be accomplished by a series of overland conveyors.  The main power grid is located 1.5 kilometres east of the mine site.  This power grid has a capacity of 150,000 kva and is more than sufficient to support the modelled mining operation.

John Paterson, President of Southwestern states, “We are very pleased with the positive preliminary assessment of the gold resources defined to date at Boka, particularly the estimated low cash costs.  With further step-out drilling at Boka 1, systematic drilling at Boka 7 and testing of other targets we anticipate increasing the present resource base substantially.  We will commence a pre-feasibility study shortly, which will benefit from additional drilling.  Nine drill rigs are currently on site drilling at Boka 1, and will continue with infill and step-out drilling at Boka 1, and commence step-out drilling at Boka 7, and drill testing of other targets.  The Study also identified the potential to develop a high-grade underground mine in conjunction with an open pit mine.  As part of the pre-feasibility study, the Company will develop underground access to define these high-grade zones.”

The Hatch report was prepared and supervised by Callum Grant (P.Eng.) and Paul Hosford (P.Eng.), independent qualified persons as defined under National Instrument 43-101.  As required by that instrument, the scope of the Study is preliminary in nature, includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment in the Study will be realized.

Conference Call

John Paterson, President of Southwestern Resources, will host a conference call to discuss the results at 8:00 a.m. PST (11:00 a.m. EST) on July 19, 2005.  The conference call access details are:

Call in numbers: 1-416-695-9753, 1-877-888-4605 (toll-free)

The call will be webcast and can be accessed at Southwestern’s website at www.swgold.com.  Playback will be available until August 2, 2005 on 1-416-695-5275, 1-888-509-0081 (toll-free), and will also be available on the Company’s website.

Southwestern Resources Corp. is exploring in several countries for precious and base metals.  The Company has a number of significant projects including the Boka Gold Project in China with Team 209, the Liam Gold-Silver Project in Peru with Newmont Peru Limited, and the Antay Porphyry Copper-Gold Project in Peru with Anglo American Exploration Peru S.A., as well as the 100% owned Accha Zinc Project in Peru.  The Company is also exploring for porphyry copper-gold in a large area of southwestern Yunnan Province, China under a Joint Venture with Newmont Overseas Exploration Limited.

Forward Looking Statement

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Corporation's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

Timo Jauristo, VP, Corporate Development

John G. Paterson, President

Daniel G. Innes, VP, Exploration

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com